EXHIBIT 9.1
                                                                     -----------

INTEREST COVERAGE RATIOS
                                                                                                                     12 MONTHS ENDED
                                                             DECEMBER 31, 2003     MARCH 31, 2003   MARCH 31, 2004    MARCH 31, 2004
                                                                   NOTE 1              NOTE 2          NOTE 2             NOTE 3
                                                             -----------------------------------------------------------------------
Net earnings                                                       188,676             83,129         100,519           206,066
Interest                                                            35,050              9,269           8,188            33,969
Income tax expense - continuing operations                          72,532             35,150          56,713            94,095
Income tax expense - discontinued operations                        (6,420)              (659)           (991)           (6,752)
                                                             --------------      -------------    ------------     ----------------
NET EARNINGS BEFORE INTEREST ON LONG TERM DEBT AND
   INCOME TAX EXPENSE                                              289,838            126,889         164,429           327,378
                                                             ==============      =============    ============     ================

Cash flow from continuing operations                               256,874            (17,215)         69,258           343,347
Cash flow from discontinued operations                               1,553             (2,597)          4,589             8,739
Interest on long term debt                                          35,050              9,269           8,188            33,969
Current income tax expense comtinuing operations                    59,681             22,568          36,893            74,006
Current income tax expense discontinued operations                  (1,504)              (533)          1,006                35
                                                             --------------      -------------    ------------     ----------------
CASH FLOW FROM OPERATIONS BEFORE INTEREST ON LONG
   TERM DEBT AND CASH INCOME TAX                                   351,654             11,492         119,934           460,096
                                                             ==============      =============    ============     ================


Interest expense
   Long term interest                                               34,492              9,277           7,931            33,146
   Other interest expense                                            1,425                313             298             1,410
                                                             --------------      -------------    ------------     ----------------

TOTAL INTEREST EXPENSE                                              35,917              9,590           8,229            34,556
                                                             ==============      =============    ============     ================

Interest coverage ratio
  Earnings                                                            8.07                                                 9.47
  Cash flow                                                           9.79                                                13.31


Note 1 information as per 2003 audited financial statements

Note 2 information as per March 31, 2004 interim financial statements

Note 3 equals trailing 12 months calculated as December 2003 less quarter ended March 2003 plus quarter ended March 2004